

January 2, 2013

Via E-mail
Warmond Fang
Chief Executive Officer
Selga, Inc.
6021 Yonge St. – Suite 1011
Toronto, Ontario
Canada M2M 3W2

      Re: **Selga, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed April 12, 2012
              File No. 0-54501

Dear Mr. Fang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Exhibits 31.1 and 31.2

1. We note that you excluded paragraph 4(b) regarding your internal control over financial reporting from your certifications in this Form 10-K and in your Form 10-Q for the period ended September 30, 2012. Additionally, you excluded the reference to internal control over financial reporting from the introduction to paragraph 4 of these certifications. Please amend these filings to provide certifications using the wording exactly as set forth in Item 601(B)(31) of Regulation S-K. Please ensure that your amendments include your financial statements and full Item 9A or Item 4 disclosures, as well as updated certifications.

Warmond Fang
Selga, Inc.
January 2, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief